Exhibit 99.1

21 December 2020

BURFORD CAPITAL APPOINTS ANDREA MULLER NON-EXECUTIVE DIRECTOR

Burford Capital Limited, the leading global finance and asset management firm focused on law, today announces the appointment with immediate effect of Andrea Muller as a non-executive director.

Ms. Muller (61) is an accomplished international finance professional who came to the financial services industry after more than a decade at global law firm Shearman & Sterling, where she was a European partner.

Most recently, Ms. Muller was an Executive Director and Global Head Institutional Business at Principal Global Investors, where she was previously CEO of Asia.  Before that, Ms. Muller was a Managing Director and Head of Asia Pacific for Fitch Ratings and a Managing Director at UBS in both Singapore and Paris.  She began her career at Shearman & Sterling, where she worked as a corporate lawyer in both New York and Paris.  Her law degree is from Georgetown University Law Center, where she served on the Law Review, as is her undergraduate degree (cum laude), from its School of Foreign Service. She also received a Masters in European Union Studies at the College of Europe in Bruges, Belgium.

Ms. Muller will also serve on Burford’s audit committee, where three of four members are now directors appointed within the past twelve months.

Sir Peter Middleton, Burford’s Chairman, commented:

“We are delighted to have Andrea join the Burford board. Having held senior positions in the US, Europe and Asia, she brings a breadth of international experience that will be invaluable to Burford, particularly as the business continues its global expansion, and her strong legal background makes her particularly well-qualified to take on this role. Given our long-standing work to build a team of diverse people across our business, we are also delighted to welcome Andrea as Burford’s first female board member.”

Other required disclosures

Ms. Andrea Kyle Muller’s maiden name was Andrea Kyle Smith, and save as disclosed below, in relation to current and prior directorships, Burford Capital Limited confirms that there are no further disclosures to be made in relation to Rule 17 of paragraph (g) of Schedule Two of the AIM Rules for Companies in respect of Ms. Andrea Kyle Muller’s appointment.

Current directorships:	Andrea Kyle Muller LLC
Directorships in the past five years:	CIMB Principal Islamic Management Sdn. Bhd Post Advisory Group, LLC Principal Global Investors (Hong Kong) Limited Principal Global Investors (Singapore) Limited Spectrum Asset Management, Inc

For further information, please contact:

Burford Capital Limited
Jim Kilman, Chief Financial Officer	+1 917 985 9840
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Huw Jeremy (NOMAD)
Charlie Farquhar / Jonathan Abbott (Joint Broker)

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with law firms and clients around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential Private Placement Memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise.